KQ
5/17

06008445

STATES
HANGE COMMISSION
Washington, D.C. 20549

AB 4/20

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 05 2006 PROCESSING WASHINGTON

SEC FILE NUMBER
8- 48063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services of New England

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Fowler Road
(No. and Street)

Orrington (City) Maine (State) 04474 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Scott Pelletier (207) 825-4046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

11 DeBeck Drive (Address) Holden (City) Maine (State) 04429 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

6/23/06

OATH OR AFFIRMATION

I, Scott Pelletier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services of New England, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott Pelletier
Signature

General Partner
Title

Notary Public **My Commission Expires September 23, 2011**

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAMS & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432

INDEPENDENT AUDITORS' REPORT ON MATERIAL INADEQUACIES

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2005, and the related statements of income, partners' capital and cash flows for the year then ended and have issued our report on them dated February 7, 2006. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

<u>Material Inadequacies</u>

In planning and performing our audit and pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d), we considered whether any material inadequacies existed or were found to exist since the date of the previous audit. The audit did not disclose any material inadequacies.

This report is intended solely for the information and use of the Partners, the SEC and other regulatory organizations of which the Partnership is a member.

Williams & Associates, P.A.

Williams & Associates, P.A.
Holden, Maine
February 7, 2006